VF 3/24/04

AA 3/23/2004

04016216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. MAR 1 2 2004 AA

SEC FILE NUMBER
8- 41431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane, McKenna Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. MAR 1 2 2004

150 N. Wacker Drive
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip McKenna 312-444-1702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William F. Gurrie and Company
(Name – *if individual, state last, first, middle name*)

1010 Jorie Blvd. (Address) Oak Brook (City) IL (State) 60523 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip R. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kane, McKenna Capital, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER J. SCACCIA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-7-2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANE, McKENNA CAPITAL, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002
AND
INDEPENDENT AUDITORS' REPORT

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KANE, McKENNA CAPITAL, INC.

TABLE OF CONTENTS

DECEMBER 31, 2003 AND 2002

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Gurrie
Certified Public Accountants and Consultants
1010 Jorie Boulevard, Suite 240
Oak Brook, IL 60523
p: 630-990-3131
f: 630-990-0039

Washington DC
Oak Brook IL
Naperville IL
gurrie.com

INDEPENDENT AUDITORS' REPORT

January 26, 2004

Kane, McKenna Capital, Inc.
150 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

We have audited the accompanying financial statements of Kane, McKenna Capital, Inc. (wholly owned subsidiary of Kane, McKenna and Associates, Inc.), as of December 31, 2003 and 2002 as listed in the Table of Contents. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 3 of the Notes to Financial Statements and the supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William F. Gurrie & Co., Ltd.
WILLIAM F. GURRIE & CO., LTD.

Exhibit A

KANE, McKENNA CAPITAL, INC.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets:		
Cash	$ 117,709	$ 6,500
Accounts receivable	10,653	13,352
Total Current Assets	128,362	19,852
Total Assets	$ 128,362	$ 19,852
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities:		
Due to parent	$ 48,500	$ 13,352
Income taxes payable to parent	55,545	-
Total Liabilities	104,045	13,352
Stockholder's Equity		
Common Stock - Class A ($1.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding)	1,000	1,000
Stock Subscriptions Receivable	(18,500)	(18,500)
Additional paid-in capital	24,000	24,000
Retained Earnings	17,817	-
Total Stockholder's Equity	24,317	6,500
Total Liabilities and Stockholder's Equity	$ 128,362	$ 19,852

The accompanying notes to financial statements are an integral part of this statement.

Exhibit B

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Advisory fees	$ 773,733	$ 799,343
Total Revenues	773,733	799,343
EXPENSES		
Professional fees	10,861	2,682
Manangement fee	582,000	-
Administrative and other	7,510	8,784
Total Expenses	600,371	11,466
INCOME BEFORE PROVISION FOR INCOME TAXES	173,362	787,877
PROVISION FOR INCOME TAXES	55,545	294,088
NET INCOME	$ 117,817	$ 493,789

The accompanying notes to financial statements are an integral part of this statement.

Exhibit C

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock, $ Par Value 1,000 Shares Authorized					
	Number of Shares	Amount	Additional Paid-In Capital	Stock Subscriptions Recievable	Retained Earnings	Total
Balance, December 31, 2001	1,000	$ 1,000	$ 24,000	$ (18,500)	$ -	$ 6,500
Dividend paid	-	-	-	-	(493,789)	(493,789)
NET INCOME	-	-	-	-	493,789	493,789
Balance, December 31, 2002	1,000	1,000	24,000	(18,500)	-	6,500
Dividend paid	-	-	-	-	(100,000)	(100,000)
NET INCOME	-	-	-	-	117,817	117,817
Balance, December 31, 2003	1,000	$ 1,000	$ 24,000	$ (18,500)	$ 17,817	$ 24,317

The accompanying notes to financial statements are an integral part of this statement.

Exhibit D

KANE, McKENNA CAPITAL, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 117,817	$ 493,789
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable	2,699	(3,636)
(Decrease) Increase in income taxes payable to affiliate	55,545	-
(Decrease) Increase in due to affiliate	35,148	3,636
Total Cash Provided by Operating Activities	211,209	493,789
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(100,000)	(493,789)
Net cash (used for) provided by financing activities	(100,000)	(493,789)
NET (DECREASE) INCREASE IN CASH	111,209	-
CASH AT BEGINNING OF YEAR	6,500	6,500
CASH AT END OF YEAR	$ 117,709	$ 6,500

The accompanying notes to financial statements are an integral part of this statement.

1. ORGANIZATION

Kane, McKenna Capital, Inc. (the "Company") is a wholly owned subsidiary of Kane, McKenna and Associates, Inc. ("the Parent"). The Parent is organized to engage in and provide economic business and financial consulting and advisory services to both the private and public sectors, primarily in Chicago and surrounding areas.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

A. *Revenue Recognition*

The Company provides advice and consulting services to issuers or obligors with respect to the issuance or proceeds of municipal securities. The Company receives a fee for its services based on either hours of services provided at negotiated hourly rates or fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed.

B. *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all deposit accounts and investments with a maturity of three months or less to be cash equivalents.

C. *Use of Estimates in Preparation of Financial Statements*

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. Specifically, the rule prohibits a broker-dealer from permitting "aggregate indebtedness" to exceed 15 times "net capital" (15 to 1), as both those terms are defined. Net capital information as of December 31, 2003 and 2002 is as follows:

	2003	2002
Minimum net capital requirement	$ 6,937	$ 5,000
Actual net capital, as defined	13,664	6,500
Aggregate indebtedness, as defined	104,045	13,352

4. INCOME TAXES

The provision for income taxes results in an effective income tax rate of approximately 24.74%; the rate is computed by dividing the provision for income taxes by income before provision for income taxes. The difference between the effective income tax rate and the statutory Federal income tax rate is attributable primarily to the state tax provision.

The provision for income taxes for 2003 and 2002 were comprised of the following:

	2003	2002
Current State	$ 12,655	$ 57,515
Current Federal	42,890	236,573
Total	$ 55,545	$ 294,088

5. RELATED PARTY TRANSACTIONS

The Company recognizes as revenue all advisory fees earned by the Parent through its activities. Because the parent pays for all expenses of the company, a management fee is paid to the parent for the Company's approximate share of the expenses.

KANE, MCKENNA CAPITAL, INC.

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

TOTAL STOCKHOLDER'S EQUITY	$	24,317
DEDUCTIONS:		
Total non-allowable assets		10,653
NET CAPITAL	$	13,664
REQUIRED NET CAPITAL	$	6,937
EXCESS NET CAPITAL	$	6,727

Note: There is no material difference between the audited Net Capital computation and Kane, McKenna Capital, Inc.'s calculation in its corrected FOCUS report for December 31, 2003.

KANE McKENNA CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

No computation of reserve requirements has been made because Kane McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE McKENNA CAPITAL, INC.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

No computation for possession or control requirements has been made since Kane McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

KANE McKENNA CAPITAL, INC.

RECONCILIATIONS

PURSUANT TO RULE 17A5 (d) (4)

DECEMBER 31, 2003

	RULE 15c3-1	
	Net Capital	*Total Aggregate Indebtedness*
AS REPORTED BY KANE MCKENNA CAPITAL, INC. IN THE UNAUDITED FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE ("FOCUS") REPORT PART II A:		
Net Capital	$ 13,664	$ -
Total Aggregated Indebtedness	-	104,045
Total Adjusted Balances	$ 13,664	$ 104,045

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Gurrie
Certified Public Accountants and Consultants
1010 Jorie Boulevard, Suite 240
Oak Brook, IL 60523
p: 630-990-3131
f: 630-990-0039

Washington DC
Oak Brook IL
Naperville IL
gurrie.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

January 26, 2004

Kane, McKenna Capital, Inc.
150 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

In planning and performing our audit of the financial statements of Kane, McKenna Capital, Inc. (an Illinois corporation and wholly owned subsidiary of Kane, McKenna and Associates, Inc.) for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives states in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William F. Gurrie & Co., Ltd.

WILLIAM F. GURRIE & CO., LTD.

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